Anthera Pharmaceuticals, Inc.

25801 Industrial Blvd, Suite B

Hayward, CA 94545

VIA EDGAR

April 13, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	Anthera Pharmaceuticals, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-210166

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Anthera Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Monday, April 18, 2016 at 1:30 p.m., Pacific time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Brad Bugdanowitz at (415) 733-6099. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Brad Bugdanowitz, by facsimile to (415) 677-9041.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Brad Bugdanowitz of Goodwin Procter LLP at (415) 733-6099.

Sincerely,

ANTHERA PHARMACEUTICALS, INC.

/s/ May Liu
May Liu
Chief Accounting Officer

cc:	Michael Gershon (United States Securities and Exchange Commission)

Mary Beth Breslin (United States Securities and Exchange Commission)

Paul F. Truex (Anthera Pharmaceuticals, Inc.)

Brad Bugdanowitz, Esq. (Goodwin Procter LLP)